8/15

Follow-Up Materials

06016667

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IADB

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS: ______

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-1 FISCAL YEAR: ______

PROCESSED
SEP 1 1 2006
THOMSON FINANCIAL

(03/94)

RECEIVED

2006 AUG 15 P 3:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 83-1
Regulation IA
Rule 2(a)

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 15 2006
WASH, D.C. 156

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PERIODIC REPORT

Pursuant to Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended June 30, 2006
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of June 30, 2006, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Coupon %	Borrowing Currency	Borrowing Amount	Issue Price %	Issue Date	Maturity Date
8.25	MXN	200,000,000	100.50	April 12, 2006	April 12, 2011
7.50	MXN	110,000,000	100.00	April 26, 2006	April 26, 2013
6.77	US$	125,000,000	26.98	May 22, 2006	May 22, 2026
6.00	AUD	300,000,000	99.2	May 25, 2006	May 25, 2016
7.50	MXN	110,000,000	99.80	May 25, 2006	May 28, 2013
6.09	PEN	65,200,000	100.00	May 30, 2006	May 30, 2008
6.91	US$	100,000,000	26.28	June 16, 2006	June 16, 2026
5.25	US$	500,000,000	99.99	June 16, 2006	June 16, 2008
6.25	NZD	200,000,000	98.39	June 22, 2006	June 22, 2016
8.30	MXN	350,000,000	98.50	June 26, 2006	June 17, 2010

Inter-American Development Bank

Ordinary Capital

Management's Discussion and Analysis
and
Condensed Quarterly Financial Statements
June 30, 2006
(Unaudited)

TABLE OF CONTENTS

JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2006

INTRODUCTION

The resources of the Inter-American Development Bank (the Bank) consist of the Ordinary Capital, the Fund for Special Operations (FSO) and the Intermediate Financing Facility Account (IFF). All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 28, 2006, which includes the Ordinary Capital Financial Statements for the year ended December 31, 2005. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

The financial statements of the Bank's Ordinary Capital are prepared in accordance with generally accepted accounting principles (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant accounting policies it uses to present its financial results in accordance with GAAP, for example the fair value of financial instruments and the determination of the loan loss allowance, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Management believes that the reported income volatility of applying SFAS 133[1] is not representative of the underlying economics of the transactions as the Bank generally holds its derivatives and related bonds and loans to maturity. Accordingly, Income before SFAS 133 and currency transaction adjustments[2] is defined herein as "Operating Income", which is more representative of the results of the Bank's operations. The effects of SFAS 133 and currency transaction adjustments are reported separately in the Condensed Statement of Income and Retained Earnings and are excluded from the determination of ratios and other financial parameters.

The Board of Directors has approved an initiative on internal controls that includes the implementation of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control-Integrated Framework, and the establishment of an annual process for management to report on the effectiveness of internal controls over financial reporting, and for the external auditors to attest to management's report. Management's first internal controls report and the auditors' attestation are expected to be issued in February, 2007 in connection with financial information as of December 31, 2006.

FINANCIAL OVERVIEW

During the first six months of 2006, the Bank approved 25 loans totaling $1,849 million as compared to 17 loans that totaled $1,688 million during the same period in 2005. Operating Income was $331 million, $84 million lower than last year. This change was mainly due to a reduction in loan charges ($50 million) and fewer emergency loans outstanding ($26 million). Also, during the six-month period ended June 30, 2006, there was a positive net currency translation adjustment of $197 million on the Bank's net assets mostly due to an appreciation of the euro, Japanese yen and the Swiss franc against the United States dollar compared to a negative net currency translation adjustment of $396 million for the same period in 2005.

The Bank issued bonds for a total amount of $3.3 billion equivalent during the first six months of 2006 (2005 - $1.1 billion) that generated net proceeds of $3.2 billion equivalent (2005 - $1.1 billion) and had an average life of 6.2 years (2005 – 5.6 years).

The Effects of SFAS 133 and currency transaction adjustments for the first six months of 2006 amounted to a decrease in income of $683 million compared to an increase in income of $362 million in the same period last year. The change was mainly due to an increase in long-term interest rates, which decreased the value of borrowing swaps. During the first six months of 2006, the change in fair value of borrowing and lending swaps due to interest rates amounted to a decrease in income of $736 million (2005 – increase of $358 million).

Borrowing swaps are financially equivalent to fixed-rate assets and, therefore, have shown a decrease in value as a result of an increase in long-term interest rates. Although the decrease in value of borrowing

---

1 SFAS 133 refers to Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives Instruments and Hedging Activities", along with its related amendments.

2 References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

swaps due to changes in interest rates is substantially offset by a corresponding decrease in value of the associated fixed-rate borrowings, the latter is not recognized in the financial statements, in compliance with the Bank's application of SFAS 133 without hedge accounting.

Box 1 presents comparative selected financial data for the Bank's Ordinary Capital.

Box 1: Selected Financial Data

(Amounts expressed in millions of United States dollars)

	Six months ended June 30, 2006	Six months ended June 30, 2005	Year ended December 31, 2005
Lending Summary			
Loans approved	$ 1,849	$ 1,688	$ 6,440
Undisbursed portion of approved loans	16,327	16,224	17,000
Gross disbursements	2,446	1,199	4,899
Net disbursements	(217)	(1,906)	(325)
Income Statement Data			
Operating income	$ 331	$ 415	$ 712
Effects of SFAS 133 and currency transaction adjustments	(683)	362	50
Net (loss) income	(352)	777	762
Returns and Costs, after swaps			
Return on average loans outstanding	5.12%	4.99%	5.04%
Return on average liquid investments	4.14%	3.07%	3.29%
Average cost of borrowings outstanding during the period	4.65%	3.85%	4.07%

	June 30, 2006	June 30, 2005	December 31, 2005
Balance Sheet Data			
Cash and investments-net (1), after swaps	$ 13,877	$ 11,732	$ 13,717
Loans outstanding	48,324	46,935	48,135
Borrowings outstanding (2), after swaps	44,483	40,749	43,988
Total equity	18,577	18,896	18,727
Total-Equity-to-Loans Ratio (TELR)	38.4%	38.0%	37.3%

(1) Net of Receivable/Payable for investment securities sold/purchased.

(2) Net of premium/discount.

CAPITAL ADEQUACY

The capital adequacy framework of the Bank consists of a credit risk model, a policy on capital adequacy and an associated loan pricing methodology. The framework allows the Bank to manage the risk inherent in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, while also offering its borrowers low and stable loan charges.

The capital adequacy policy tracks the sufficiency of economic capital, measured by the Total-Equity-to-Loans Ratio or TELR[3]. According to the Bank's capital adequacy policy, as long as Operating Income is positive and the TELR is within a range between 32% and 38% and increasing over the medium term, the Bank will apply standard loan charges equal to a lending spread of 0.30%, a credit commission of 0.25%, and no supervision and inspection fee. In May, the Board of Executive Directors approved the loan charges for the first

3 The TELR is the ratio of the sum of "Equity" (defined as paid-in capital stock, retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local cash balances, net receivable from members, prepaid pension benefit costs and the cumulative impact of SFAS 133 and currency transaction adjustments) to outstanding loans and net guarantee exposure.

semester of 2006 of 0.10% lending spread, 0.10% credit commission and no supervision and inspection fee, lower than the standard loan charges, as a result in part of the TELR surpassing the upper bound[4]. The income from these charges, combined with the income generated from the portion of loans funded with equity, is expected to be sufficient to cover the Bank's expenses and allow it to continue building its retained earnings.

Table 1 presents the TELR calculated excluding the effects of SFAS 133 and currency transaction adjustments. During the first semester of 2006, the TELR increased from 37.3% at the end of last year to 38.4%. The increase was mainly due to a higher growth rate in the equity base than in loans and guarantees. The year-end ratio may vary depending on the level of disbursements for the year, a significant proportion of which tend to occur in the fourth quarter.

	June 30, 2006	December 31, 2005
Equity used in TELR	$ 18,638	$ 18,039
Loans outstanding and net guarantee exposure	$ 48,523	$ 48,338
TELR	**38.4%**	**37.3%**

CONDENSED BALANCE SHEETS

Loan Portfolio: The Bank offers sovereign loans and guarantees to its borrowing member countries to help meet their development needs. In addition, under certain conditions and with a number of restrictions, up to 10% of outstanding loans and guarantees, not including emergency lending, may be made without a sovereign guarantee directly to private sector entities carrying out projects in borrowing member countries (Private Sector Program).

The loan portfolio is the Bank's principal earning asset of which, at June 30, 2006, 98% was sovereign-guaranteed and 2% was attributable to the Private Sector Program. At June 30, 2006, the total volume of outstanding loans was $48.3 billion, $0.2 billion higher than the $48.1 billion at December 31, 2005. The increase in the loan portfolio was mostly due to a positive currency translation adjustment of $0.5 billion which was partially offset by a higher level of loan collections ($2.7 billion, including prepayments of $0.5 billion mostly related to emergency lending) than disbursements ($2.4 billion).

Investment Portfolio: The Bank's investment portfolio is comprised of highly-rated debt securities and deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs. Net investment levels, after swaps, increased $88 million during the first six months of 2006, which was attributable to positive currency translation adjustments of $396 million, which was partially offset by an increase in cash holdings ($72 million) and lower cash flow requirements.

Borrowings Portfolio: The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, increased $495 million compared with December 31, 2005, primarily due to a decrease in the value of borrowing swaps of $729 million and positive currency translation adjustments of $523 million, which were partially offset by a larger amount of bond maturities than new issues ($797 million).

Equity: Total equity at June 30, 2006 was $18.6 billion, compared with $18.7 billion at December 31, 2005, reflecting the net loss for the period ($352 million), partially offset by positive currency translation adjustments of $197 million.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income. For the six months ended June 30, 2006, Operating Income was $84 million lower than the same period last year due to a reduction in net

4 The reduction in loan charges was booked during the second quarter, effective January 1, 2006, decreasing loan income for the second quarter by approximately $50 million, of which $25 million corresponds to the first quarter and $25 million corresponds to the second quarter.

interest income and other loan income, and an increase in net non-interest expense, partially offset by a lower provision for non-sovereign loan and guarantee losses.

Net interest income, comprised of income on loans and investments less borrowing expenses, and other loan income decreased $60 million and $15 million, respectively, in the first six months of 2006 compared with the same period in 2005, primarily due to a decrease in the Bank's loan charges and a reduction in the average loan balance of the Emergency Lending Facility, which generates an interest rate margin of 4%, that was partially offset by an increase in the equity funded component of loans. The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective returns and costs for the six months ended June 30, 2006 and 2005 and the year ended December 31, 2005 are shown in **Table 3.**

The credit for loan and guarantee losses increased $10 million during the first six months of the year compared with 2005 mainly due to a slight improvement in the credit risk of the Private Sector loan portfolio.

Net non-interest expense increased $19 million during the period mainly due to increases in depreciation and amortization ($12 million), salaries and benefits ($5 million) and pension costs ($2 million).

Table 2: OPERATING INCOME
(Expressed in millions of United States dollars)

	Six months ended June 30, 2006	Six months ended June 30, 2005
Loan interest income	$ 1,199	$ 1,172
Investment income	274	180
	1,473	1,352
Less:		
Borrowing expenses	999	818
Net interest income	474	534
Other loan income	14	29
Credit for loan and guarantee losses	37	27
Net non-interest expense	(194)	(175)
Operating Income	$ 331	$ 415

Table 3: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Six months ended June 30, 2006		Six months ended June 30, 2005		Year ended December 31, 2005	
	Average balance	Return/Cost %	Average balance	Return/Cost %	Average balance	Return/Cost %
Loans [1]	$ 47,758	5.06	$ 48,580	4.87	$ 47,837	4.95
Liquid investments	13,527	4.14	11,836	3.07	12,341	3.29
Total earning assets	61,285	4.86	60,416	4.52	60,178	4.61
Borrowings	43,305	4.65	42,858	3.85	42,609	4.07
Interest rate spread		0.21		0.67		0.54
Net interest margin [2]		1.56		1.78		1.72

(1) Excludes loan fees.

(2) Represents net interest income as a percent of average earning assets.

COMMITMENTS

Guarantees: The Bank makes partial guarantees either with a sovereign counter-guarantee for public sector operations or without a sovereign counter-guarantee under its Private Sector Program. During the six months ended June 30, 2006, the Bank approved its first guarantee with sovereign counter-guarantee of $60 million and one guarantee without a sovereign counter-guarantee in the amount of $75 million compared to one for $28 million during the six months ended June 30, 2005. In addition, the Bank authorized four credit lines in the aggregate amount of $37 million and increased by $20 million an already existing credit line under its Trade Finance Facilitation Program.

Contractual Obligations: The Bank's most significant contractual obligations relate to undisbursed loans and the repayment of borrowings. At June 30, 2006, undisbursed loans amounted to $16,327 million and the average maturity of the medium- and long-term borrowing portfolio, after swaps, was 5.3 years with contractual maturity dates through 2027[5].

OTHER DEVELOPMENTS DURING THE QUARTER

During the second quarter of 2006, the Board of Governors authorized the Board of Executive Directors to expand the scope of authority regarding private sector financing without sovereign guarantees under the 10% limit to (a) encompass projects in all sectors, subject to an exclusion list, thereby eliminating restrictions previously limiting such financing only to infrastructure, capital markets and trade finance operations and (b) expand the scope of authority for direct financing without sovereign guarantees to include all eligible project entities, not exclusively in the private sector. This authorization is subject to the Board of Executive Directors approval of an integrated business plan and revised operational guidelines for operations without sovereign guarantees, which is expected to occur in the third quarter of this year.

In May 2006, the Board of Executive Directors approved a special program of initially $60 million to support employment, poverty reduction and social development activities in support of the Millennium Development Goals.

5 The maturity structure of medium- and long-term borrowings outstanding at the end of 2005 is presented in Appendix I-5 to the December 31, 2005 financial statements.

Condensed Quarterly Financial Statements
(Unaudited)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET

(Expressed in millions of United States dollars)

	June 30, 2006 (Unaudited)		December 31, 2005	
ASSETS				
Cash and investments				
Cash	$ 295		$ 223	
Investments				
Trading	10,502		10,183	
Held-to-maturity	3,329	$ 14,126	3,414	$ 13,820
Loans outstanding	48,324		48,135	
Allowance for loan losses	(96)	48,228	(175)	47,960
Receivable from members		424		443
Receivable from currency and interest rate swaps		1,579		1,604
Receivable from investment securities sold		53		-
Other assets		1,651		1,555
Total assets		$ 66,061		$ 65,382
LIABILITIES AND EQUITY				
Liabilities				
Borrowings		$ 44,670		$ 45,093
Payable for currency and interest rate swaps		1,401		562
Payable for investment securities purchased		276		45
Amounts payable to maintain value of currency holdings		317		188
Other liabilities		820		767
Total liabilities		47,484		46,655
Equity				
Capital stock				
Subscribed 8,368,563 shares	$100,953		$ 100,953	
Less callable portion	(96,613)		(96,613)	
Paid-in capital stock	4,340		4,340	
Retained earnings	13,847		14,199	
Accumulated other comprehensive income	390	18,577	188	18,727
Total liabilities and equity		$ 66,061		$ 65,382

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS

(Expressed in millions of United States dollars)

	Three months ended June 30, 2006 (Unaudited)	Three months ended June 30, 2005 (Unaudited)	Six months ended June 30, 2006 (Unaudited)	Six months ended June 30, 2005 (Unaudited)
Income				
Loans	$ 585	$ 600	$ 1,213	$ 1,201
Investments	142	93	274	180
Other	2	1	4	6
Total income	729	694	1,491	1,387
Expenses				
Borrowing expenses, after swaps	510	405	999	818
Provision (credit) for loan and guarantee losses	1	(33)	(37)	(27)
Administrative expenses	105	94	190	171
Special programs	2	10	8	10
Total expenses	618	476	1,160	972
Income before SFAS 133 and currency transaction adjustments	111	218	331	415
Effects of SFAS 133 and currency transaction adjustments	(372)	551	(683)	362
Net (loss) income	(261)	769	(352)	777
Retained earnings, beginning of period	14,108	13,445	14,199	13,437
Retained earnings, end of period	$ 13,847	$ 14,214	$ 13,847	$ 14,214

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

(Expressed in millions of United States dollars)

	Three months ended June 30, 2006 (Unaudited)	Three months ended June 30, 2005 (Unaudited)	Six months ended June 30, 2006 (Unaudited)	Six months ended June 30, 2005 (Unaudited)
Net (loss) income	$ (261)	$ 769	$ (352)	$ 777
Other comprehensive income (loss)				
Translation adjustments	160	(200)	197	(396)
Reclassification to income - cash flow hedges	3	3	5	5
Total other comprehensive income (loss)	163	(197)	202	(391)
Comprehensive (loss) income	$ (98)	$ 572	$ (150)	$ 386

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS
(Expressed in millions of United States dollars)

	Six months ended June 30, 2006	Six months ended June 30, 2005
	(Unaudited)	
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	$(2,446)	$ (1,199)
Loan collections (net of participations)	2,663	3,105
Net cash provided by lending activities	217	1,906
Gross purchases of held-to-maturity investments	(938)	(1,520)
Gross proceeds from maturities of held-to-maturity investments	1,157	1,776
Miscellaneous assets and liabilities	(16)	(58)
Net cash provided by lending and investing activities	420	2,104
Cash flows from financing activities		
Medium- and long-term borrowings:		
Gross proceeds	3,168	1,243
Repayments	(3,965)	(4,415)
Short-term borrowings, net	(26)	(7)
Collections of receivable from members	7	20
Net cash used in financing activities	(816)	(3,159)
Cash flows from operating activities		
Gross purchases of trading investments	(9,899)	(6,862)
Gross proceeds from sale or maturity of trading investments	9,997	7,572
Loan income collections	1,198	1,223
Interest and other costs of borrowings, after swaps	(914)	(765)
Income from investments	264	173
Other income	4	6
Administrative expenses	(179)	(166)
Special programs	(2)	-
Net cash provided by operating activities	469	1,181
Effect of exchange rate fluctuations on cash	(1)	(7)
Net increase in cash	72	119
Cash, beginning of year	223	210
Cash, end of period	$ 295	$ 329

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED NOTES TO FINANCIAL STATEMENTS

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO) and the Intermediate Financing Facility Account (IFF). Unless otherwise indicated, all financial information provided in these condensed quarterly financial statements refers to the Ordinary Capital. The condensed quarterly financial statements should be read in conjunction with the December 31, 2005 financial statements and notes therein. Management believes that the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with accounting principles generally accepted in the United States of America. The results of operations for the first six months of the current year are not necessarily indicative of the results that may be expected for the full year.

NOTE B – NEW ACCOUNTING PRONOUNCEMENTS

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 155 "Accounting for Certain Hybrid Financial Instruments", an amendment of SFAS No. 133 and 140, which, amongst other provisions, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. The Bank has adopted this pronouncement effective January 1, 2006, as allowed by the corresponding transition provisions. In view of the small number of hybrid financial instruments issued or acquired by the Bank, the effect of implementing SFAS 155 is not significant on the Bank's financial position and results of operations.

NOTE C – LOANS AND GUARANTEES

Loan Charges: The Bank's standard loan charges consist of a lending spread of 0.30% per annum on the outstanding amount, a credit commission of 0.25% per annum on the undisbursed convertible currency portion of the loan, and no supervision and inspection fee. These charges currently apply to Single Currency Facility loans and most Currency Pooling System and U.S. Dollar Window loans comprising approximately 91% of the loan portfolio. The loan charges are subject to semiannual approval by the Board of Executive Directors. In May, the Board approved the loan charges for the first semester of 2006 of 0.10% lending spread, 0.10% credit commission and no supervision and inspection fee, lower than the standard loan charges[6].

Nonaccrual and impaired loans and allowance for loan losses: At June 30, 2006 and December 31, 2005, all loans were performing except for certain Private Sector Program loans, which were classified as impaired and were in non-accrual status.

The following table provides financial information related to impaired loans as of June 30, 2006 and December 31, 2005 (in millions):

	2006 (Unaudited)	2005
Recorded investment at end of period… … … … …	$ 98	$ 196
Allowance for loan losses… .	27	105
Average recorded investment during period… … … … …	147	216

In addition, a summary of financial information related to impaired loans affecting the results of operations for the three months and six months ended June 30, 2006 and 2005 is as follows (in millions):

	Three months ended June 30, 2006 (Unaudited)	Three months ended June 30, 2005 (Unaudited)
Loan income recognized…………………………	$ 2	$ 2
Loan income that would have been recognized on an accrual basis during the period………………………………………	2	4

	Six months ended June 30, 2006 (Unaudited)	Six months ended June 30, 2005 (Unaudited)
Loan income recognized…………………………	$ 9	$ 5
Loan income that would have been recognized on an accrual basis during the period………………………………………	7	8

6 The reduction in loan charges was booked during the second quarter, effective January 1, 2006, decreasing loan income for the second quarter by approximately $50 million, of which $25 million corresponds to the first quarter and $25 million corresponds to the second quarter.

The changes in the allowance for loan and guarantee losses for the six months ended June 30, 2006 and the year ended December 31, 2005 were as follows (in millions):

	2006 (Unaudited)	2005
Balance, beginning of year	$ 188	$ 199
Credit for loan and guarantee losses	(37)	(14)
Private Sector Program:		
Write-offs	(42)	(6)
Recoveries	-	9
Balance, end of period	$ 109	$ 188
Composed of:		
Allowance for loan losses	$ 96	$ 175
Allowance for guarantee losses[1]	13	13
Total	$ 109	$ 188

[1] The allowance for guarantee losses is included in Other liabilities in the Condensed Balance Sheet.

Guarantees: As of June 30, 2006, the Bank had approved, net of cancellations and maturities, non-trade related guarantees without sovereign counter-guarantees in the amount of $435 million ($360 million as of December 31, 2005). In addition, during the first six months of 2006 the Bank approved its first guarantee with sovereign counter-guarantee in the amount of $60 million.

Under the Trade Finance Facilitation Program, the Bank provides partial credit guarantees on short-term trade related transactions. As of June 30, 2006, fourteen guarantee credit lines totaling $327 million had been authorized under this Program ($270 million as of December 31, 2005).

As of June 30, 2006, guarantees of $312 million ($319 million as of December 31, 2005) were outstanding and subject to call. This amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. An amount of $50 million ($72 million as of December 31, 2005) of guarantees outstanding has been re-insured to reduce the Bank's exposure. Outstanding guarantees have remaining maturities ranging from 4 to 19 years, except for trade related guarantees that have maturities of up to three years. As of June 30, 2006, no guarantees provided by the Bank had been called.

NOTE D – EFFECTS OF SFAS 133 AND CURRENCY TRANSACTION ADJUSTMENTS

Effects of SFAS 133 and currency transaction adjustments on the Condensed Statement of Income and Retained Earnings for the three months and six months ended June 30, 2006 and 2005 comprise the following (in millions):

	Three months ended June 30, 2006 (Unaudited)	Three months ended June 30, 2005 (Unaudited)
(Decrease) increase in fair value of derivative instruments due to movements in:		
Exchange rates	$ 214	$ (268)
Interest rates	(393)	567
Total change in fair value of derivatives	(179)	299
Currency transaction gains (losses) on borrowings	(204)	248
Change in fair value of hybrid borrowings	(1)	-
Amortization of borrowing and loan basis adjustments	15	6
Reclassification to income - cash flow hedges	(3)	(2)
Total	$ (372)	$ 551

	Six months ended June 30, 2006 (Unaudited)	Six months ended June 30, 2005 (Unaudited)
(Decrease) increase in fair value of derivative instruments due to movements in:		
Exchange rates	$ (140)	$ (382)
Interest rates	(736)	358
Total change in fair value of derivatives	(876)	(24)
Currency transaction gains (losses) on borrowings	161	353
Change in fair value of hybrid borrowings	4	-
Amortization of borrowing and loan basis adjustments	33	37
Reclassification to income - cash flow hedges	(5)	(4)
Total	$ (683)	$ 362

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. During 2006, negative exchange rate changes affecting the value of borrowing swaps amounting to $140 million (2005 – $382 million) offset currency transaction gains on borrowings of $161 million (2005 – $353 million).

NOTE E – PENSION AND POSTRETIREMENT PLANS

The Bank has two defined benefit retirement plans (Plans), the Staff Retirement Plan (SRP) for the pension benefit of its international employees and the Local Retirement Plan (LRP) for the pension benefit of local employees in the country offices. The Bank also provides certain health care and other benefits to retirees under the Postretirement Benefits Plan (PRBP).

Contributions: All contributions are made in cash. Contributions from the Bank to the Plans and the PRBP during the first six months of 2006 amounted to $25 million (2005 – $21 million). As of June 30, 2006, the estimate of contributions expected to be paid to the Plans and the PRBP during 2006 remained unchanged from that disclosed in the December 31, 2005 financial statements: $35 million for the Plans and $16 million for the PRBP. Contributions for 2005 amounted to $30 million and $12 million, respectively.

Periodic benefit cost: Net periodic benefit costs are allocated between the Ordinary Capital and the FSO in accordance with an allocation method approved by the Board of Executive Directors for administrative expenses and are included under Administrative expenses in the Statement of Income and Retained Earnings. The following table summarizes the benefit costs associated with the Plans and the PRBP for the three and six months ended June 30, 2006 and 2005 (in millions):

	Pension Benefits			
	Three months ended June 30,		Six months ended June 30,	
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)	
Service cost	$ 15	$ 16	$ 29	$ 29
Interest cost	28	27	56	53
Expected return on plan assets	(35)	(34)	(70)	(67)
Amortization of prior service cost	-	1	1	1
Net periodic benefit cost	$ 8	$ 10	$ 16	$ 16
Of which:				
ORC's share	$ 6	$ 8	$ 13	$ 13
FSO's share	$ 2	$ 2	$ 3	$ 3

	Postretirement Benefits			
	Three months ended June 30,		Six months ended June 30,	
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)	
Service cost	$ 8	$ 8	$ 16	$ 14
Interest cost	11	11	22	21
Expected return on plan assets	(14)	(14)	(28)	(26)
Amortization of:				
Prior service cost	1	1	1	-
Unrecognized net gain	-	-	-	1
Net periodic benefit cost	$ 6	$ 6	$ 11	$ 10
Of which:				
ORC's share	$ 5	$ 5	$ 9	$ 8
FSO's share	$ 1	$ 1	$ 2	$ 2

NOTE F – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the six months ended June 30, 2006 and 2005, loans made to or guaranteed by three countries individually generated in excess of 10 percent of loan income, as follows (in millions):

	Six months ended June 30,	
	2006	2005
Brazil	$ 255	$ 241
Argentina	233	226
Mexico	182	167